Filed by Pinnacor Inc.
                                                          Pursuant to Rule 425
                                              Under the Securities Act of 1933
                                      And Deemed Filed Pursuant to Rule 14a-12
                                     Under the Securities Exchange Act of 1934
                            Subject Company: NMP, Inc., MarketWatch.com, Inc.,
                                                             and Pinnacor Inc.
                                               Commission File No.: 333-108282


On November 25, 2003, Doug DeSimone, Director of Human Resources of Pinnacor Inc., sent an e-mail to all Pinnacor employees regarding the treatment of their stock options in connection with Pinnacor's business combination with MarketWatch.com, Inc. The text of the e-mail follows.

Calling All Pinnacor -


Per the merger agreement, immediately prior to the close of the MarketWatch acquisition, each outstanding Pinnacor Stock Option granted to current active employees shall fully vest and be assumed by MarketWatch.


EXCHANGE RATIO:

* An exchange ratio [.2659] will determine how many fully vested MarketWatch options you will receive for each outstanding Pinnacor option grant and what the strike price will be for each grant.

* There is an option grant conversion tool in the "Pinnacor Acquisition Resource Center" on the MARS home page, (http://mars.pinnacor.com/acqres/ http://mars.pinnacor.com/acqres/). Simply enter the number of options awarded and strike price for any specific grant to see the output of the conversion.


OPTIONSLINK (find your grant history):

* If you have never activated your OptionsLink account, (or forgot your password) visit the activation page found at:
(https://activation.etrade.com/e/t/rtaa/identification
https://activation.etrade.com/e/t/rtaa/identification).

* Below is a screen shot of the activation page. Start by adding Pinnacor's stock symbol [PCOR], your Social Security number, and then click "CONTINUE".

* We have provided E*Trade with all Pinnacor employee email addresses, so the process should be fully automated including receipt of a temporary password. The process takes only a few minutes. If you run into any problems, please contact Karen Hogan mailto:khogan@pinnacor.com?subject=OptionsLink%20Activation%20Question.

* After you have activated your account, you can find your grant history at anytime by visiting E*Trade's OptionsLink website
(https://optionslink.etrade.com https://optionslink.etrade.com/) and clicking "My Account" tab, and then "Stock Option Grants".


https://activation.etrade.com/e/t/rtaa/identification



FAQs:

*        Q. When will Pinnacor employees be able to exercise their vested

o A1. Typically in a merger of public companies there are 2 or 3 days of "conversion time" where options can't be exercised. During this period specialists at E*Trade will apply the exchange ratio, accelerated the vesting, capture any outstanding trades made prior to the close, and then integrate the Pinnacor and MarketWatch databases. After the unified options database has been validated, resumption of normal options trading can commence.

o A2. All MarketWatch employees are considered "insiders" and are subject to periodic "blackout periods", during which time any trading is prohibited. Insiders may trade only during "trading windows". After obtaining trading approval from the MarketWatch Compliance Officer (CFO), insiders may trade in MarketWatch securities only during the period beginning after the close of trading two business days following MarketWatch's public release of quarterly or year-end earnings, and ending at the close of trading on the thirtieth (30th) day before the end of the then-current quarter. Therefore, all of December 2003 and a portion of January 2004 is a MarketWatch "blackout period" where restrictions prohibit the trading of options.

         (Upcoming FAQs and your MarketWatch employee orientation will provide you with more detailed information on this and other important MarketWatch policies.)

* Q. Will I still need my Pinnacor OptionsLink account ID and Password after the close?

o A. Yes. Since MarketWatch also uses E*Trade as their options vendor, we expect that Pinnacor employees will be able to access their new MarketWatch OptionsLink account using the same ID and Password. The only substantial difference you will see is the application of the exchange ratio to your grants, the acceleration of the vesting, and the MarketWatch branding and stock symbol [MKTW] replacing Pinnacor's.


ADDITIONAL QUESTIONS:

* More FAQs on options and other company benefits will be provided soon. In the interim, send any comments or questions to Karen Hogan mailto:khogan@pinnacor.com?subject=General%20Options%20/%20Benefit%20Questions or me, Doug DeSimone mailto:ddesimone@pinnacor.com?subject=General%20Options%20/%20Benefit%20Question and be sure to read the information below. Thanks. - Doug D.


For more information about the proposed acquisition (the "Merger") of Pinnacor by MarketWatch.com see the Registration Statement on Form S-4, as amended, filed by NMP, Inc. with the SEC, which is available on the SEC's Web site and the Company's Web site at outbind://42/www.pinnacor.com www.pinnacor.com under the section entitled "Investor Relations". MarketWatch.com and Pinnacor also intend to mail to their respective stockholders a joint proxy statement/prospectus and other relevant materials in connection with the Merger. Security holders of MarketWatch.com and Pinnacor are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decisions with respect to the Merger because the materials will contain important information about MarketWatch.com, Pinnacor and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by MarketWatch.com and Pinnacor with the SEC, may be obtained free of charge at the SEC's web site at outbind://42/www.sec.gov www.sec.gov.

Both MarketWatch.com, Larry Kramer, and MarketWatch.com's other directors and executive officers on the one hand, and Pinnacor, Kirk Loevner and Pinnacor's other directors and executive officers on the other hand, may be deemed to be participants in the solicitation of proxies of stockholders of MarketWatch.com and Pinnacor in connection with the proposed Merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of MarketWatch.com common stock or Pinnacor common stock, as applicable. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of such individuals in the solicitation by reading the joint proxy statement/prospectus when it becomes available.